UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004.

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission file number 033-51670

NEIGHBORCARE, INC.

UNION 401(k) PLAN

(Full title of Plan)

NEIGHBORCARE, INC.

601 EAST PRATT STREET, THIRD FLOOR

BALTIMORE, MD 21202

(Name of issuer of the securities held pursuant to the Plan

and address of its principal executive office)

(Former title of Plan if changed from last report)

NEIGHBORCARE, INC. UNION 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

NEIGHBORCARE, INC. UNION 401(k) PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits – December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits – Year ended December 31, 2004 and for the period from September 1, 2003 (inception) to December 31, 2003

Notes to Financial Statements

Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2004

* * * * * * *

The other schedules required by Schedule H, Item 4 of the Department of Labor Form 5500, Annual Return/ Report of Employee Benefit Plan, are not applicable and are therefore omitted.

Report of Independent Registered Public Accounting Firm

The Pension Committee and the Participants

NeighborCare, Inc. Union 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the NeighborCare, Inc. Union 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004 and for the period from September 1, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 and for the period from September 1, 2003 (inception) to December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Baltimore, MD
June 29, 2005

NeighborCare, Inc. Union 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments at fair value	$1,187,350	$1,040,649
Participant loans	214,642	164,517
Contributions receivable:
Participants	6,776	8,016
Employer	5,011	3,375
Net assets available for benefits	$1,413,779	$1,216,557

See accompanying notes to financial statements

NeighborCare, Inc. Union 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2004 and for the period from September 1, 2003 (inception) to December 31, 2003

	2004	2003
Additions
Net appreciation in fair value of investments	$80,540	$42,838
Interest and dividend income	25,030	6,580
Participant contributions	115,611	45,052
Employer contributions	44,759	13,290
Transfers from Genesis Health Ventures, Inc. Union Retirement Plan	—	1,124,155
Total additions	265,940	1,231,915

Deductions
Benefits paid to participants	63,386	14,356
Administrative expenses	5,333	1,002
Total deductions	68,719	15,358
Net increase	197,222	1,216,557

Net assets available for benefits at beginning of period	1,216,557	—
Net assets available for benefits at end of period	$1,413,779	$1,216,557

See accompanying notes to financial statements

NEIGHBORCARE, INC. UNION 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)         Description of the Plan and Other Matters

NeighborCare, Inc. (formerly named Genesis Health Ventures, Inc.) (NeighborCare or the Company) was incorporated in May 1985 as a Pennsylvania corporation. On December 1, 2003, the Company completed the distribution of the common stock (the “spin-off”) of Genesis Healthcare Corporation (GHC), previously the Company’s inpatient services division and on December 2, 2003, the Company changed its name to NeighborCare, Inc. The spin-off was effected by way of a pro-rata tax free distribution of the common stock of GHC to holders of NeighborCare’s common stock on December 1, 2003 at a rate of 0.5 shares of GHC stock for each share of NeighborCare, Inc. common stock owned as of October 15, 2003. In contemplation of the spin-off, the Company established the NeighborCare, Inc. Union 401(k) Plan (the Plan) effective September 1, 2003.

The Plan terms are similar to the terms of the Genesis Health Ventures, Inc. Union Retirement Savings Plan (GHV Plan), which remained with GHC. Participants of the GHV Plan that remained union associates of NeighborCare after the spin-off became participants of the Plan and their account and loan balances of $1,124,155 were transferred in September 2003.

The following description of the Plan provides only general information. Participants should refer to the Plan document for more complete information.

(a)          General

The Plan is a defined contribution plan for employees of the Company covered by collective bargaining agreements that are eligible to participate in the Plan on the first day of January or July following one year of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Under a trust agreement between the Plan and Wachovia Bank, N.A. (trustee) the Plan’s assets are held and managed by the trustee.

(b)          Contributions

Each year, participants may contribute to the Plan through salary deductions of 1% to 50% of such participant’s compensation, as defined in the Plan. The Company matches 50% of the participant’s pre-tax contributions up to 3% of such participant’s compensation. Participants may also contribute amounts representing distributions from other qualified pension plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

(c)          Participant Accounts

Although Plan assets are collectively invested, records are maintained for each participant’s individual account. Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)          Vesting

Participants are immediately vested in their pre-tax contributions plus actual earnings and losses thereon. Vesting in the Company’s matching contributions and earnings and losses thereon is based upon years of continuous service as follows:

Years of vesting service	Vested percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

(e)          Payment of Benefits

Normal and deferred retirement benefits, disability benefits, and vested benefits are distributed as lump-sum or in approximately equal installments over a period of years not to exceed the life expectancy of the participant and his or her designated beneficiary. Death benefits are paid as a single-sum or in installments over a period not to exceed five years, pursuant to the participant’s written election on forms provided by the Company.

(f)            Participant Loans

Participants may borrow a minimum of $1,000 and a maximum of 50% of their vested balance in the Plan, up to a maximum of $50,000. Such loans, upon approval by the Company, are generally repaid through payroll deductions over a period not to exceed five years and bear interest at a market rate at the date of the loan. Interest rates range from 4.00% to 9.50% as of December 31, 2004.

(g)         Forfeited Accounts

Non-vested benefits, which are forfeited, will be used to reduce future employer matching contributions. As of December 31, 2004, there were no forfeited nonvested accounts.

(2)         Summary of Significant Accounting Policies

(a)          Basis of Preparation and Use of Estimates

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)          Investments

Plan investments are stated at fair value based on quoted market prices. Participant loans are valued at their outstanding balances which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the accounts reported in the statement of net assets available for benefits.

(c)          Investment Valuation

Investments in common collective trust funds and certain trustee sponsored mutual funds are stated at estimated fair values, which have been determined based on the unit or share values of the funds.  Unit or share values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units or shares outstanding at year-end.  The fair values of the net assets of these funds are based upon quoted market prices.

Investments in mutual funds are stated at fair value based upon quoted market prices.

Investments in unitized common stock funds (“common stock funds”) are reported at fair value based upon quoted asset values of shares of the fund.  The common stock fund holds shares of common stock of either NeighborCare, Inc. or Genesis HealthCare Corporation (“company common stock) and a money market or cash account.  The shares of company common stock held are stated at fair value based upon the closing sales price of the common stock at year-end.

(d)          Plan Expenses

Company personnel perform various administrative services for the Plan, including maintenance of participant records. Certain plan expenses are paid by the Company.

(e)          Benefits to Participants

Benefit payments to participants are recorded when paid.

(3)         Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants become 100% vested in the Company’s matching contributions.

(4)         Investments

Investments, including amounts that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003, were as follows:

	2004	2003
Common Collective Trust Funds:
Wachovia Diversified Bond Group Trust Fund	$94,414	$82,864
Wachovia Enhanced Stock Market Fund	145,666	130,568
	240,080	213,432
Mutual Funds:
Federated Capital Preservation Fund	457,694	403,086
American Funds Growth Fund	181,257	177,965
Templeton Growth Fund	133,983	118,228
Vanguard Wellington Fund	137,876	109,815
Other mutual funds	15,177	4,342
	925,987	813,436
Common Stock fund	21,283	13,781
	$1,187,350	$1,040,649

During the year ended December 31, 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $80,540 as follows:

Mutual Funds	$52,951
Common Collective Trust Funds	19,711
Common Stock fund	7,878
$80,540

During the period from September 1, 2003 to December 31, 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $42,838 as follows:

Mutual Funds	$27,678
Common Collective Trust Funds	10,056
Common Stock fund	5,104
$42,838

(5)         Tax Status

The Plan is a standardized prototype plan that has received an opinion letter dated August 30, 2001 stating that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan’s tax counsel believe the Plan continues to operate in compliance with the IRC.

(6)         Party-in-Interest Transactions

Plan investments in the Wachovia Diversified Bond Group Trust Fund and the Wachovia Enhanced Stock Market Fund are shares of mutual funds managed by the trustee. Plan investments in common stock of NeighborCare, Inc. and Genesis Healthcare Corporation common stock, represents shares of the Company’s and the Company’s largest customer’s publicly traded stock.  These transactions qualify as party-in-interest transactions.

(7)         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2004 and 2003, from the financial statements to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$1,413,779	1,216,557
Less: employer and participant contributions receivable	(11,787)	(11,391)
Net assets available for benefits per Form 5500	$1,401,992	1,205,166

The following is a reconciliation of contributions for the year ended December 31, 2004, from the financial statements to Form 5500:

Contributions per the financial statements	$160,370
Less: change in employer and participant contributions receivable	(396)
Contributions per Form 5500	$159,974

The following is a reconciliation of contributions for the period from September 1, 2003 to December 31, 2003, from the financial statements to Form 5500:

Contributions per the financial statements	$58,342
Less: contributions receivable	(11,391)
Contributions per Form 5500	$46,951

NEIGHBORCARE, INC. UNION 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue	Description of investments	Current value
Wachovia Diversified Bond Group Trust Fund*	Common Collective Trust Fund	$94,414
Wachovia Enhanced Stock Market Fund*	Common Collective Trust Fund	145,666
		240,080
Federated Capital Preservation Fund	Mutual Fund	457,694
American Funds Growth Fund	Mutual Fund	181,257
Templeton Growth Fund	Mutual Fund	133,982
Vanguard Wellington Fund	Mutual Fund	137,876
American Century Small Company Fund	Mutual Fund	2,923
AIM Basic Value Fund	Mutual Fund	5,105
Dreyfus MidCap Index Fund	Mutual Fund	7,150
		925,987
Genesis Healthcare Corporation*	Common Stock	3,780
NeighborCare, Inc.*	Common Stock	17,503
		21,283
Participant loans*	Loans with interest rates ranging from 4.00% to 9.50%	214,642
		$1,401,992

Note:                   Current value was determined based on quoted market prices except for participant loans, which are valued at their outstanding balances, which approximates fair value.

*Party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEIGHBORCARE, INC.

	By:	/s/ Kathleen F. Ayres
Kathleen F. Ayres
Senior Vice President, Human Resources

Dated: June 29, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm